February 20, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Capital Holdings Corp.

Form S-1/A

Filed February 5, 2018

File No. 333-221548

To the men and women of the SEC:

Acceleration Request:

We, Leader Capital Holdings Corp., (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above captioned Registration Statement effective at the requested date of February 22, 2018 at 4 PM Eastern Standard Time or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 20, 2018

/s/ Lin Yi-Hsiu

Lin Yi-Hsiu

Chief Executive Officer